21002411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section MAR 03 2021 Washington DC

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapLink Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Pier Avenue, Suite 123
(No. and Street)

Hermosa Beach (City) CA (State) 90254 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA P.C
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Ste. 303 (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Mibu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapLink Securities Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

see attachment for notary

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angelles } s.s.

Subscribed and sworn to (or affirmed) before me on this 1st day of March,
Month

2021, by Scott Mibu and
Name of Signer (1)

n/a, proved to me on the basis of
Name of Signer (2)

satisfactory evidence to be the person(s) who appeared before me.

[signature]
Signature of Notary Public

For other required information (Notary Name, Commission No. etc.)

MARTINA KUHFAL
Notary Public - California
Los Angeles County
Commission # 2312941
My Comm. Expires Dec 12, 2023

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Annual Audited Report
Form X-17A-5 Part III

containing 2 pages, and dated 3-1-21

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
☒ form(s) of identification ○ credible witness(es)
Calif Driver Lic

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: 310 374 4420

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

CapLink Securities Inc

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2020

CapLink Securities Inc

Independent Auditor's Opinion

For the Year-ended December 31, 2020

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Caplink Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Caplink Securities, Inc. as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Caplink Securities, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Caplink Securities, Inc.'s management. Our responsibility is to express an opinion on Caplink Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Caplink Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Caplink Securities, Inc.'s auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2021

CapLink Securities Inc

Financial Statements

For the Year-ended December 31, 2020

CapLink Securities Inc
Statement of Financial Condition
For the Year-Ended December 31, 2020

Assets

Cash	$	37,459
Other Assets - Prepaid		4,933
Total assets	$	42,392

Liabilities and Shareholders' Equity

Liabilities

Accounts payable and accrued expenses	$	1,562
Long Term Loan		29,100
Total liabilities		30,662

Shareholders' equity

Common stock, .001 par value; 10,000 shares authorized		
2,000 shares outstanding		2
Additional paid-in capital		41,443
Accumulated deficit		(29,715)
Total Shareholders' equity	$	11,730
Total Liabilities and Shareholders' equity	$	42,392

The accompanying notes are an integral part of these financial statements.

CapLink Securities Inc
Notes to Financial Statements
As of and for the Year-Ended December 31, 2020

NOTE I - SIGNIFICANT ACCOUNTING POLICIES

Organization – CapLink Securities, Inc. (the "Company") was incorporated in the State of California on April 17, 2003 under the name Centara Capital Securities, Inc. Operations began July 2004. In August 2015, the Company changed their name to CapLink Securities, Inc. and filed the change with the Secretary of the State of California. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private Placements
- Third party marketing of alternative investments

Revenue Recognition – Third party marketing revenue is recognized in the form of quarterly fees that are earned as a percentage of the manager's fees assessed and earned on the assets in the various funds. Marketing fees are recognized in the month that the manager charges the quarterly fees on the assets in the funds. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. On October 29, 2013, the Company began conducting business under Rule 15c3-3(k)(2)(i).

Concentrations of Credit Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 3 - INCOME TAXES

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2017 to the present, generally for three years after they are filed.

NOTE 4 – EXEMPTION FROM THE SEC RULE 15C3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

NOTE 5 – LEASE FOOTNOTE

The Company leases office space on a month-to-month basis. Rent expense for the year was $23,100.

NOTE 6 – SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary report under SEC Rule 17a-5(e)(4) for year ending December 31, 2020 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 7 – Concentration of Customers

The Company had two customers that accounted for approximately 55% and $250,786 of the total revenue for the year ended December 31, 2020.

NOTE 8 – Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule (SEC 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's applicable minimum net capital is the greater of $5,000 or 6-2/3% percent of total aggregated indebtedness. SEC 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $8,797 which was $3,797 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 40.49% at December 31, 2020.

Note 9 – Covid-19 and the CARES Act

In March 2020, Covid-19 virus spreading in the United States led to national a "Stay In Place" mandate. The US government offered small businesses monies under the CARES Act through the Paycheck Protection Program (PPP) and Economic Injury Disaster Loans (EIDL). All businesses awarded such loans are eligible to retain the monies and are not obligated to repay these loans if the funds are used in accordance to the rules and regulations prescribed by the CARES Act. These funds were provided in anticipation of financial need and not related to actual financial circumstances of the receiving company. The Company received a loan in the amount of $29,100.

NOTE 10 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 26, 2021, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapLink Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Pier Avenue, Suite 123
(No. and Street)

Hermosa Beach	CA	90254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA P.C
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Ste. 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Mibu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapLink Securities Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

see attachment for notary

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles } s.s.

Subscribed and sworn to (or affirmed) before me on this 1st day of March (Month), 20 21, by Scott Mibu (Name of Signer (1)) and n/a (Name of Signer (2)), proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]
Signature of Notary Public

For other required information (Notary Name, Commission No. etc.)

MARTINA KUHFAL
Notary Public - California
Los Angeles County
Commission # 2312941
My Comm. Expires Dec 12, 2023

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Annual Audited Report Form X-17A-5 Part III

containing 2 pages, and dated 3-1-21

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
☒ form(s) of identification ○ credible witness(es)

Calif Driver Lic

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: 310 374 4420

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

CapLink Securities Inc

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2020

CapLink Securities Inc

Independent Auditor's Opinion

For the Year-ended December 31, 2020

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Caplink Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Caplink Securities, Inc. as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Caplink Securities, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Caplink Securities, Inc.'s management. Our responsibility is to express an opinion on Caplink Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Caplink Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Caplink Securities, Inc.'s auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2021

CapLink Securities Inc

Financial Statements

For the Year-ended December 31, 2020

CapLink Securities Inc
Statement of Financial Condition
For the Year-Ended December 31, 2020

Assets

Cash	$	37,459
Other Assets - Prepaid		4,933
Total assets	$	42,392

Liabilities and Shareholders' Equity

Liabilities

Accounts payable and accrued expenses	$	1,562
Long Term Loan		29,100
Total liabilities		30,662

Shareholders' equity

Common stock, .001 par value; 10,000 shares authorized		
2,000 shares outstanding		2
Additional paid-in capital		41,443
Accumulated deficit		(29,715)
Total Shareholders' equity	$	11,730
Total Liabilities and Shareholders' equity	$	42,392

The accompanying notes are an integral part of these financial statements.

CapLink Securities Inc
Notes to Financial Statements
As of and for the Year-Ended December 31, 2020

NOTE I - SIGNIFICANT ACCOUNTING POLICIES

Organization – CapLink Securities, Inc. (the "Company") was incorporated in the State of California on April 17, 2003 under the name Centara Capital Securities, Inc. Operations began July 2004. In August 2015, the Company changed their name to CapLink Securities, Inc. and filed the change with the Secretary of the State of California. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private Placements
- Third party marketing of alternative investments

Revenue Recognition – Third party marketing revenue is recognized in the form of quarterly fees that are earned as a percentage of the manager's fees assessed and earned on the assets in the various funds. Marketing fees are recognized in the month that the manager charges the quarterly fees on the assets in the funds. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. On October 29, 2013, the Company began conducting business under Rule 15c3-3(k)(2)(i).

Concentrations of Credit Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 3 - INCOME TAXES

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2017 to the present, generally for three years after they are filed.

NOTE 4 – EXEMPTION FROM THE SEC RULE 15C3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

NOTE 5 – LEASE FOOTNOTE

The Company leases office space on a month-to-month basis. Rent expense for the year was $23,100.

NOTE 6 – SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary report under SEC Rule 17a-5(e)(4) for year ending December 31, 2020 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 7 – Concentration of Customers

The Company had two customers that accounted for approximately 55% and $250,786 of the total revenue for the year ended December 31, 2020.

NOTE 8 – Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule (SEC 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's applicable minimum net capital is the greater of $5,000 or 6-2/3% percent of total aggregated indebtedness. SEC 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $8,797 which was $3,797 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 40.49% at December 31, 2020.

Note 9 – Covid-19 and the CARES Act

In March 2020, Covid-19 virus spreading in the United States led to national a "Stay In Place" mandate. The US government offered small businesses monies under the CARES Act through the Paycheck Protection Program (PPP) and Economic Injury Disaster Loans (EIDL). All businesses awarded such loans are eligible to retain the monies and are not obligated to repay these loans if the funds are used in accordance to the rules and regulations prescribed by the CARES Act. These funds were provided in anticipation of financial need and not related to actual financial circumstances of the receiving company. The Company received a loan in the amount of $29,100.

NOTE 10 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 26, 2021, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.